Exhibit 1

For Immediate Release	31 May 2019

WPP plc (“WPP”)

Executive Share Award (“ESA”)

WPP’s Executive Directors’ annual bonuses for 2018 were delivered in the form of a cash award and a deferred share award, the share awards comprising 40% of the total bonus achieved. The ESA will vest after a minimum of two years, subject to continued employment, together with additional shares in respect of accrued dividends.

The 2018 ESA awards were granted on 30th May 2019 as follows:

Director	Number of shares
Mr Mark Read	62,834 WPP ordinary shares
Mr Paul Richardson	14,235 WPP ordinary shares in the form of 2,847 WPP ADRs

Details of the Executive Directors’ bonus awards were published in the WPP 2018 Annual Report and Accounts.

At today’s date, Mr Read holding in WPP is 168,772 ordinary shares and Mr Richardson’s holding in WPP is the equivalent of 1,068,240 ordinary shares (all being in WPP ADRs).

Contact:

Richard Oldworth, Buchanan Communications +44 (0)7710 130634

END